On June 23, 2005, Citigroup Inc. entered into a definitive agreement (the "Transaction Agreement") with Legg Mason, Inc. under which Citigroup agreed to sell substantially all of its asset management business, Citigroup Asset Management ("CAM"), which includes the Manager, to Legg Mason in exchange for the broker-dealer and investment banking businesses of Legg Mason and certain other considerations (the "Transaction"). The Transaction closed on
December 1, 2005.

   The consummation of the Transaction resulted in the automatic termination of the Fund's then current advisory and administrative agreements (the "Prior Agreements") in accordance with the Investment Company Act of 1940, as amended (the "1940 Act"). Prior to the closing of the Transaction, the Fund's Board approved a new management agreement between the Funds and the Manager (the "New Management Agreement") and authorized the Fund's officers to submit the New Management Agreement to shareholders for their approval.

   On July 11, 2005, members of the Board who are not "interested persons" of the Funds or the Manager as defined in the 1940 Act (the "Independent Board Members") discussed with CAM management and certain Legg Mason representatives the Transaction and Legg Mason's general plans and intentions regarding CAM's business and its combination with Legg Mason's business. The Board Members also inquired about the plans for and anticipated roles and responsibilities of certain CAM employees and officers after the Transaction.

   At meetings held on August 12, 2005, the Funds' Board, including a majority of the Independent Board Members approved the New
Management Agreement to take effect upon closing of the Transaction.
To assist the Board in its consideration of the New Management Agreement, Legg Mason provided materials and information about Legg Mason, including its financial condition, asset management capabilities and organization, and CAM provided materials and information about the Transaction. The additional information was provided in advance of and at the August meeting. Representatives of CAM and Legg Mason made presentations to and responded to questions from the Independent Board Members. After the presentations and after reviewing the written materials provided, the Independent Board Members met in executive session with their counsel to consider the New Management Agreement. The Independent Board Members also conferred separately and with their counsel about the Transaction on a number of occasions, including in connection with the July and August meetings and received a memorandum from their counsel outlining, among other things, the legal standards and certain other considerations relevant to the Independent Board Members' deliberations.

   In their deliberations concerning the New Management Agreement, among other things, the Independent Board Members considered the need to assure continuity of investment advisory services to the Funds after the Transactions:

       (i) the reputation, financial strength and resources of Legg Mason and its investment advisory subsidiaries;

   (ii) that, following the Transaction, CAM will be part of an organization focused on the asset management business;

   (iii) that Legg Mason and its wholly-owned subsidiary, Western Asset Management Company and its affiliates ("Western Asset"), are experienced and respected asset management firms, and that Legg Mason has advised the Independent Board Members that (a) it intends to combine the fixed income investment operations
(including money market fund operations) of CAM with those of Western Asset and may also wish to combine other CAM operations with those of other Legg Mason subsidiaries; (b) after the closing of the Transaction, it will take steps to combine the investment management operations of Western Asset with the fixed income operations of the Manager, which, among other things, may involve Western Asset and the Manager sharing common systems and procedures, employees (including portfolio managers), investment and trading platforms, and other resources; (c) it is expected that these combination processes will result in changes to portfolio managers or portfolio management teams for a number of the CAM funds, subject to Board oversight and appropriate notice to shareholders, and that, in other cases, the current portfolio managers or portfolio management teams will remain in place; and (d) in the future, it may recommend that Western Asset or other Legg Mason subsidiaries be appointed as the manager or subadviser to some or all of the CAM funds, subject to applicable regulatory requirements;

   (iv) that CAM management had advised the Board that a number of portfolio managers and other key CAM personnel would be retained after the closing of the Transaction;

   (v) that CAM management and Legg Mason have advised the Board that following the Transaction, there is not expected to be any diminution in the nature, quality and extent of services provided to the Fund and their shareholders by the Manager, including compliance services;

   (vi) that Legg Mason has advised the Board that it has no present intention to alter the expense waivers and reimbursements currently in effect and, while it reserves the right to do so in the future, it would consult with the Board before making any changes;

   (vii) that under the Transaction Agreement, Citigroup and Legg
Mason have agreed not to take any action that is not contemplated by the Transaction or fail to take any action that to their respective knowledge would cause any "undue burden" on Funds' shareholders under applicable provisions of the 1940 Act;

   (viii) the assurances from Citigroup and Legg Mason that, for a three-year period following the closing of the Transaction, Citigroup-affiliated broker-dealers will continue to offer the Funds as investment products, and the potential benefits to Funds' shareholders from this and other third-party distribution access;

   (ix) the potential benefits to Funds' shareholders from being part of a combined fund family with Legg Mason-sponsored funds;

   (x) that Citigroup and Legg Mason would derive certain benefits from the Transaction and that, as a result, they have a financial interest in the matters that were being considered;

   (xi) the potential effects of regulatory restrictions on the Funds if Citigroup-affiliated broker-dealers remain principal underwriters of the Funds after the closing of the Transaction;

   (xii) the fact that the Funds' total advisory and administrative fees will not increase by virtue of the New Management Agreement, but will remain the same;

   (xiii) the terms and conditions of the New Management
Agreement, including the differences from the Prior Agreements, and the benefits of a single, uniform form of agreement covering these services;

   (xiv) that the Funds would not bear the costs of obtaining shareholder approval of the New Management Agreement;

   (xv) that the Funds would avail itself of permissions granted under certain licensing arrangements between Citigroup and Legg Mason that would permit the Funds (including any share classes thereof) to maintain its current name, as well as all logos, trademarks and service marks, related to Citigroup or any of its affiliates for some agreed upon time period after the closing of the Transaction; and

   (xvi) that, in July 2005 the Board had performed a full annual review of the Prior Agreements as required by the 1940 Act . In that regard, the Board, in its deliberations concerning the New Management Agreement, considered the same factors regarding the nature, quality and extent of services provided, costs of services provided, profitability, fall-out benefits, fees and economies of scale and investment performance as it did when it renewed the Prior Agreements, and reached substantially the same conclusions.



  The Board's deliberations in connection with that review were disclosed in the Funds' semi-annual report, a copy of which is available upon request.





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